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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2004	September 30, 2003
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,525,346	2,581,335

Total Diluted Shares	2,568,703	2,632,708

Net Income	$ 956,116	$ 916,381

Basic Earnings Per Share	$ 0.38	$ 0.36

Diluted Earnings Per Share	$ 0.37	$ 0.35